SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.3bn for 3Q07
Parent Company of Brazil’s Low-cost Airlines Reports Quarterly Net Income of R$46mm

São Paulo, November 7, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4; the “Company” or “GOL”), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), today announced financial results for the third quarter of 2007 (3Q07). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$); comparisons refer to the third quarter of 2006 (3Q06). Consolidated results for the quarter include those of VRG. Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br

Tel: +55 (11) 3169-6800

IR Website:
voegol.com.br/ir

3Q07 Earnings Results
Webcast

Date:
Wednesday, November 7, 2007

> In English
08:00 a.m. US EST
11:00 a.m. Brasília Time
Phone: +1 (973) 935-8751
Replay: +1 (973) 341-3080
Code: 9358068

> In Portuguese
09:30 a.m. US EST
12:30 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL

OPERATING & FINANCIAL HIGHLIGHTS

Consolidated net income for the quarter was R$45.5mm (US$24.9mm), representing a 3.5% net margin. Earnings per share (EPS) was R$0.22; earnings per ADS was US$0.12.

Consolidated operating costs per ASK (CASK) decreased 12.8% from 16.31 cents (R$) in 3Q06 to 14.23 cents (R$) in 3Q07. Non-fuel CASK decreased 7.9% to 8.7 cents (R$) mainly due to lower selling expenses per ASK and fuel cost per ASK. VRG’s CASK was reduced by approximately 21% during 3Q07 versus 2Q07.

Cash, cash equivalents and short-term investments totaled R$1.5bn, a decrease of R$217.0mm over 2Q07.

Consolidated RPKs increased 33.2% from 4,107mm in 3Q06 to 5,470mm in 3Q07 and ASKs increased 71.6% from 5,210mm in 3Q06 to 8,941mm in 3Q07. Consolidated average load factor decreased 17.6 percentage points to 61.2% . GTA’s RPKs increased 12.0% from 4,107mm in 3Q06 to 4,598mm in 3Q07 and ASKs increased 39.5% from 5,210mm in 3Q06 to 7,266mm in 3Q07. GTA’s average load factor decreased 15.5 percentage points to 63.3% . VRG’s RPKs and ASKs in 3Q07 were 872mm and 1,675mm, respectively, and its average load factor was 52.1% .

Consolidated average passenger yields decreased 11.7% to 21.73 cents (R$), resulting in a RASK of 14.58 cents (R$), a 29.9% decrease versus 3Q06. Average fares increased 1.1% from R$217.9 to R$220.3. Ancillary revenues (cargo and other) increased 57.7% over 3Q06 to R$114.8mm in the quarter. Net revenues reached R$1.3bn, representing growth of 20.4% compared to the same period last year. GTA’s average market share of domestic and international regular air transportation in 3Q07 was 39.1% and 12.7%, respectively, up from 36.2% and 12.8% in 3Q06. VRG’s average market share of domestic and international regular air transportation in 3Q07 was 2.5% and 13.3%, respectively.

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During 3Q07, GTA’s on-time arrivals and flight completion averaged 98% and 94% (internal data), respectively, while VRG’s on-time arrivals and flight completion averaged 97% and 78% (internal data), respectively. GTA’s passenger complaints and lost baggage per 1,000 passengers averaged 2.05 and 0.37, respectively. VRG’s passenger complaints and lost baggage per 1,000 passengers averaged 2.01 and 1.54, respectively. Sales through the GOL website represented 78.6% of total GTA sales. Since its re-launch on October 23, 2007, VRG’s e-commerce website has accounted for 8% of total sales (versus 2% pre-launch).

In 3Q07, GTA added 14 new daily flight frequencies and served 58 destinations. VRG added four new daily flight frequencies to Paris and Rome, serving 20 different destinations. In total, GTA and VRG now serve 64 different destinations, the largest of any Brazilian airline group.

Five Boeing 737-800 NG aircraft were added to the GTA fleet during 3Q07, increasing the total fleet to 74 aircraft. One Boeing 767-300 aircraft was added to the VRG fleet during 3Q07, increasing the total fleet to 20 aircraft. Four new 737-800 NGs will join the GTA fleet and two 737-300 will be returned during 4Q07. Seven 737-800 NGs and six 767-300s will join the VRG fleet in 4Q07 while six 737-300s will be returned.

In 3Q07, GTA finalized interline agreements with VRG and Aerolineas Argentinas. Passengers flying on these airlines are now able to purchase tickets on all routes served by GTA for connections in Brazil and South America. VRG also finalized an interline agreement with Aerolineas Argentinas. In October, new interline agreements were signed between GTA and Air France, as well as between VRG and six airlines: Germany’s Hahn Air, Hungary’s Malev, Israel’s El-Al, Italy’s Air One, Mexicana and Qatar Airways.

A net quarterly interest on shareholders’ equity and dividend payment of R$70.8mm (R$0.35 per share and US$0.18 per ADS) was approved at the September 25, 2007, Board Meeting and was paid on November 5, 2007, as interest on shareholders’ equity and dividends to shareholders of record as of September 27, 2007.

GOL’s shares presented average daily trading volumes of US$42.2mm (R$80.9mm) during 3Q07, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies. In 3Q07, GOL ADRs had an average daily trading volume of US$22.2mm; GOL’s PN shares had an average daily trading volume of R$38.2mm.

In July 2007, GOL was rated Best Performing Airline in 2006 by Aviation Week & Space Technology. This award takes into account a company’s return on invested capital (ROIC), earning power, operating performance and financial health.

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Consolidated Financial & Operating Highlights			%		%
(US GAAP)	3Q07	3Q06	Change	2Q07	Change
RPKs (mm)	5,470	4,107	33.2%	5,801	-5.7%
GTA	4,598	4,107	12.0%	4,959	-7.3%
VRG (1)	872	-	-	842	3.6%
ASKs (mm)	8,941	5,210	71.6%	8,824	1.3%
GTA	7,266	5,210	39.5%	7,215	0.7%
VRG (1)	1,675	-	-	1,609	4.1%
Load Factor	61.2%	78.8%	-17.6 pp	65.7%	-4.5 pp
GTA	63.3%	78.8%	-15.5 pp	68.7%	-5.4 pp
VRG (1)	52.1%	-	-	52.3%	-
Passenger Revenue per ASK (R$ cents)	13.30	19.39	-31.4%	11.9	11.8%
Operating Revenue per ASK (R$ cents) (“RASK”)	14.58	20.79	-29.9%	13.1	11.7%
Operating Cost per ASK (R$ cents) (“CASK”)	14.24	16.31	-12.8%	14.1	0.9%
Operating Cost ex-fuel per ASK (R$ cents)	8.70	9.44	-7.9%	8.5	2.5%
Breakeven Load Factor	59.8%	61.8%	-2.0 pp	71.0%	-11.2 pp
Net Revenues (R$ mm)	1,303.5	1,083.0	20.4%	1,151.5	13.2%
EBITDAR (R$ mm)	193.4	317.3	-39.0%	72.2	167.9%
EBITDAR Margin	14.9%	29.3%	-14.4 pp	6.3%	+8.6 pp
Operating Income (R$ mm)	30.8	233.1	-86.8%	-93	nm
Operating Margin	2.4%	21.5%	-19.1 pp	-8.1%	+10.5 pp
Pre-tax Income	62.3	254.1	-75.5%	-48.5	nm
Pre-tax Income Margin	4.8%	23.5%	-18.7 pp	-4.2%	+9.0 pp
Net Income (R$ mm)	45.5	190.0	-76.0%	-35.4	nm
Net Income Margin	3.5%	17.5%	-14.0 pp	-3.1%	+6.6 pp
Earnings per Share (R$)	R$ 0.22	R$ 0.97	-77.3%	(R$0.18)	nm
Earnings per ADS Equivalent (US$)	$0.12	$0.45	-73.3%	($0.09)	nm
Weighted average number of shares and ADSs,	202,295	196,206	3.1%	197,306	2.5%
basic (000)

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.
(1) VRG data from of April 9, 2007.

- 3 / 23 -

MANAGEMENT’S COMMENTS ON 3Q07 RESULTS

The third quarter of 2007 was a period of growth, consolidation and innovation. GOL’s best management practices are rationalizing VRG’s costs to GOL levels. Fuel, leasing, maintenance, commercial and IT costs were reduced further in the quarter, and a new VARIG product was developed to serve the premium passenger segment. “Our main focus was the re-launch of VRG’s international operations. With the launch of our Paris and Rome routes, the signing of six interline agreements with international carriers and the launch of the new VARIG product, we hope to make flying an enjoyable experience for both Brazilian and international passengers,” said Constantino de Oliveira Junior, GOL’s president and CEO.

The Brazilian air transportation system is returning to regular and efficient standards of operation. The Company’s top priority is the safety of its passengers and quality of its service. Following the accident at Congonhas airport in July, the Company reduced landings during peak hours by rerouting certain flights from Congonhas airport to Guarulhos airport, both in the city of São Paulo. In August, Brazilian authorities reduced operations and traffic at Congonhas airport. By the end of September, the Company had implemented adjustments to its flight network, redirecting connecting passengers through other airports and alleviating passenger traffic in the São Paulo airspace. “The implementation of measures outlined by the airlines and the government in the third quarter represent the industry’s long- term commitment to investing in infrastructure for the growth of the air passenger transportation market in Brazil,” added Oliveira.

Passengers transported in 3Q07 increased 15.7% over 3Q06. Consolidated load factor decreased 17.6 percentage points to 61.2%, mainly due to the strong demand retraction experienced in August. Even in this challenging environment, the Company maintained high aircraft utilization rates of 13.4 block hours per day, while further reducing costs and maintaining market cost leadership.

Consolidated operating costs per ASK excluding fuel decreased 7.9% to 8.69 cents (R$) year-over-year. Fuel costs per available seat kilometer (ASK) decreased 19.4% year-over-year and helped to decrease total consolidated operating cost per seat kilometer (CASK) by 12.8% to 14.23 cents (R$). Cost reductions per ASK were also driven by lower selling expenses and lower landing fees. “Our demonstrated ability to grow while continuing to reduce costs is a key success factor as we implement best practices into VRG’s operations, modernizing and standardizing the fleet, rejuvenating an 80-year old brand and increasing operating and administrative productivity,” added Richard Lark, GOL’s executive vice president and CFO.

In terms of future performance, short and medium-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of four B737-800 NG aircraft to the GTA fleet, and seven B737-800 NGs and six B767s to the VRG fleet in the third quarter of 2007 will increase 3Q07 ASKs by approximately 80%, as compared to the Company’s capacity in the same quarter of 2006. During 4Q07, GTA will return two B737-300 and VRG will return six B737-300 aircraft.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and high quality customer service. “We are very proud that 71 million passengers have chosen to fly with us, and we will continue to make every effort to offer our customers the best in air travel: new, modern aircraft, frequent flights in major markets, an ever-expanding integrated route system and the lowest fares, all of which is made possible by our dedicated team of employees who are the key to our success," stated Oliveira. “By remaining focused on our low-cost business model while continuing to grow, innovate and

- 4 / 23 -

provide the highest quality service through both GTA and VRG, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 20.4% to R$1.3bn, primarily due to a 71.6% increase in capacity and the incorporation of VRG’s revenue, which generated 33.2% more revenue passenger kilometers (RPK), offset by lower yields and load factors. External factors related to events at the end of July at Congonhas airport generated a demand retraction that contributed to a load factor reduction. GOL’s consolidated RPK growth was driven by a 43.9% increase in departures and an 18.6% increase in stage length, offset by a 17.6 percentage point decrease in load factor to 61.2% . Consolidated RPKs grew 33.2% to 5,470mm and revenue passengers grew 15.7% to 5.5mm.

Average fares increased 1.1% from R$217.9 to R$220.3 and yields decreased 11.7% to 21.7 cents (R$) per passenger kilometer, mainly due to an 18.6% increase in aircraft stage length. Consolidated operating revenues per ASK (“RASK”) decreased 29.9% to R$14.6 cents in 3Q07 (compared to R$20.8 cents in 3Q06).

The 71.6% year-over-year capacity expansion, measured by ASKs, facilitated the addition of 14 new daily flight frequencies for GTA in 3Q07, as well as four new daily flight frequencies for VRG. The addition of 39.7 average operating aircraft compared to 3Q06 (from 51.3 to 91.0 average aircraft) drove the ASK increase.

GTA’s domestic market share averaged 38% and VRG’s averaged 3% during the quarter. Through its regular international flights, GTA achieved an international market share of 14% (share of Brazilian airlines flying to international destinations) in the same period. VRG’s international market share was 14%. Approximately 22.6% of consolidated RPKs were related to international passenger traffic in 3Q07.

Cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$72.8mm in 3Q06 to R$114.8mm in 3Q07.

OPERATING EXPENSES

Total consolidated CASK decreased 12.8% to 14.23 cents (R$), due to lower selling expenses, a reduction in fuel expenses and lower landing fees expenses per ASK. Operating expenses per ASK excluding fuel decreased by 7.9% to 8.69 cents (R$). Total operating expenses increased 49.8%, reaching R$1,272.8mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees) and an increase in salaries, wages and benefits. The R$137.5mm increase in fuel expenses was due to an increase in fuel consumption, partially offset by a reduction in fuel price per liter in 3Q07. Breakeven load factor decreased two percentage points to 59.8% versus 61.8% in 3Q06.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

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The breakdown of our costs and operational expenses for 3Q07, 3Q06 and 2Q07 is as follows:

Operating Expenses (R$ cents / ASK)
	3Q07	3Q06	% Chg.	2Q07	% Chg.
Aircraft fuel	5.54	6.87	-19.4%	5.62	-1.4%
Salaries, wages and benefits	2.24	2.14	4.7%	2.02	10.9%
Aircraft rent	1.56	1.30	20.0%	1.54	1.3%
Sales and marketing	1.11	2.42	-54.1%	0.97	14.4%
Landing fees	0.82	0.96	-14.6%	0.80	2.5%
Aircraft and traffic servicing	0.90	0.87	3.4%	1.13	-20.4%
Maintenance, materials and repairs	1.09	0.61	78.7%	0.87	25.3%
Depreciation	0.26	0.32	-18.8%	0.33	-21.2%
Other operating expenses	0.71	0.82	-13.4%	0.82	-13.4%

Total operating expenses	14.23	16.31	-12.8%	14.10	0.9%

Operating expenses ex- fuel	8.69	9.44	-7.9%	8.48	2.5%

Operating Expenses (R$ million)
	3Q07	3Q06	% Chg.	2Q07	% Chg.
Aircraft fuel	495.2	357.7	38.4%	496.2	-0.2%
Salaries, wages and benefits	200.2	111.7	79.2%	178.1	12.4%
Aircraft rent	139.5	67.5	106.7%	136.1	2.5%
Sales and marketing	99.1	126.0	-21.4%	85.8	15.5%
Landing fees	73.6	50.2	46.6%	70.3	4.7%
Aircraft and traffic servicing	80.5	45.1	78.5%	100.0	-19.5%
Maintenance, materials and repairs	97.9	32.0	206.0%	76.5	28.0%
Depreciation	23.1	16.7	38.3%	29.5	-21.7%
Other operating expenses	63.7	42.9	48.5%	72.5	-12.1%

Total operating expenses	1,272.8	849.9	49.8%	1,245.0	2.2%

Operating expenses ex- fuel	777.6	492.2	58.0%	748.8	3.9%

Aircraft fuel expenses per ASK decreased 19.4% over 3Q06 to 5.54 cents (R$), mainly due to lower fuel prices per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped aircraft in the fleet) partially offset by an increase in fuel consumption. The decrease in average fuel price per liter versus 3Q06 was primarily due to an increase in international flights (with lower taxes on fuel) and an 11.5% Brazilian Real appreciation against the U.S. Dollar, partially offset by increases of 6.8% in international crude oil (WTI) prices and 5.6% in Gulf Coast jet fuel prices (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 37%, 7% and 6% of its fuel requirements for 4Q07, 1Q08 and 2Q08, respectively.

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Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 4.7% to 2.24 cents (R$) in 3Q07 -- primarily due to a 5% cost of living increase on salaries in December 2006 and a 79.4% increase in the number of full-time equivalent employees to 14,436 -- related to planned 3Q07 and 4Q07 capacity expansion and internalization of call center employees, partially offset by higher productivity per ASK in the quarter.

Aircraft rent per ASK increased 20.0% to 1.56 cents (R$) in 3Q07, primarily due to a lower aircraft utilization rate (6.3% less block hours per day) resulting from airport closings, flight delays and cancellations that affected the Brazilian air transportation industry during 3Q07, partially offset by an 11.5% Brazilian Real appreciation against the U.S. Dollar.

Sales and marketing expenses per ASK decreased 54.1% to 1.11 cents (R$) due to reductions in percentage of commission paid to travel agencies that took effect in January 2007, and a reduction in marketing and advertising expenses. During the quarter, GTA booked a majority of its ticket sales through a combination of its website (78.6%) and its call center (9.7%) . VRG booked 8% of its sales on the web since the re-launch of its website on October 23.

Landing fees per ASK decreased 14.6% to 0.82 cents (R$), due to an 18.6% increase in average stage length, partially offset by an increase in landings at international airports (with higher tariffs).

Aircraft and traffic servicing expenses per ASK increased 3.4% to 0.90 cents (R$), mainly due to higher ground handling services expenses (landings increased 43.9%) and increases in consulting and technology services, partially offset by a higher average stage length.

Maintenance, materials and repairs per ASK increased 78.7% to 1.09 cents (R$), primarily due to a higher number of scheduled maintenance services during 3Q07, partially offset by an 11.5% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of 11 aircraft in the amount of R$53.3mm, the use of spare parts inventory in the amount of R$19.1mm and the repair of rotable materials in the amount of R$17.4mm.

Depreciation per ASK decreased 18.8% to 0.26 cents (R$), due to the dilution of expenses in a higher number of ASKs, partially offset by a higher amount of fixed assets (mainly spare parts inventory) and an increase of R$7.5mm related to depreciation of ten new 737-800 NG aircraft which entered the fleet between 4Q06 and 3Q07, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 0.71 cents (R$), a 13.4% decrease when compared to the same period of the previous year, due to a decrease in travel expenses, lodging of flight crews and direct passenger expenses, as well as lower provisions related to allowance for doubtful accounts. Insurance expenses were 0.12 cents (R$) per ASK (R$11.1mm total), a 13.7% decrease over 3Q06.

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COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 6.21 cent (R$) RASK decrease partially offset by a CASK decrease of 2.08 cents (R$) resulted in a decrease of EBITDA per available seat kilometer to 0.61 cents (R$) in 3Q07. EBITDA totaled R$53.9mm in the period compared to R$249.8mm in 3Q06 and R$(63.9)mm in 2Q07.

EBITDAR Calculation (R$ cents / ASK)
	3Q07	3Q06	Chg. %	2Q07	Chg. %
Net Revenues	14.58	20.79	-29.9%	13.05	11.7%
Operating Expenses	14.23	16.31	-12.8%	14.10	0.9%

EBIT	0.35	4.48	-92.2%	-1.05	nm
Depreciation & Amortization	0.26	0.32	-18.8%	0.33	-21.2%

EBITDA	0.61	4.80	-87.3%	-0.72	nm
EBITDA Margin	4.2%	23.1%	-18.9 pp	-5.5%	+9.7 pp
Aircraft Rent	1.56	1.30	20.0%	1.54	1.3%

EBITDAR	2.17	6.10	-64.4%	0.82	164.6%
EBITDAR Margin	14.9%	29.3%	-14.4 pp	6.3%	+8.6 pp

EBITDAR Calculation (R$ million)
	3Q07	3Q06	Chg. %	2Q07	Chg. %
Net Revenues	1,303.5	1,083.0	20.4%	1,151.5	13.2%
Operating Expenses	1,272.8	849.8	49.8%	1,244.9	2.2%

EBIT	30.8	233.1	-86.8%	-93.4	nm
Depreciation & Amortization	23.1	16.7	38.3%	29.5	-21.7%

EBITDA	53.9	249.8	-78.4%	-63.9	nm
EBITDA Margin	4.2%	23.1%	-18.9 pp	-5.5%	+9.7 pp
Aircraft Rent	139.5	67.5	106.7%	136.1	2.5%

EBITDAR	193.4	317.3	-39.0%	72.2	167.9%
EBITDAR Margin	14.9%	29.3%	-14.4 pp	6.3%	+8.6 pp

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of our financial statements. On a per-ASK basis, EBITDAR was 2.17 cents (R$) in 3Q07, compared to 6.10 cents (R$) in 3Q06. EBITDAR amounted to R$193.4mm in 3Q07, compared to R$317.3mm in the same period last year and R$72.2mm in 2Q07.

_______________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

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FINANCIAL RESULTS

Net financial income increased R$10.6mm and totaled R$ 31.6mm in 3Q07. Interest expenses increased R$8.7mm year-over-year primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to growth in operations. Interest income increased R$19.5mm primarily due to a higher volume of cash and short-term investments versus 3Q06 and was partially offset by a 3.1 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	3Q07	3Q06	2Q07
Interest expense	(33,194)	(24,497)	(40,991)
Capitalized interest	16,561	9,149	4,089
Interest and investment income	62,041	42,578	72,879
Other gains (losses)	(13,817)	(6,237)	8,983
Net Financial Results	31,591	20,993	44,960

NET INCOME AND EARNINGS PER SHARE

Reported net income in 3Q07 was R$45.5mm, representing a 3.5% net income margin, versus R$190.0mm of net income in 3Q06.

Reported net earnings per share, basic, was R$0.22 in 3Q07 compared to net earnings per share of R$0.97 in 3Q06. Basic weighted average shares outstanding were 202,295,169 in 3Q07 and 196,206,466 in 3Q06. Reported net earnings per share, diluted, was R$0.22 in 3Q07 compared to net earnings per share of R$0.97 in 3Q06. Fully-diluted weighted average shares outstanding were 202,319,917 in 3Q07 and 196,287,466 in 3Q06.

Reported net earnings per ADS, basic, was US$0.12 in 3Q07 compared to net earnings per ADS of US$0.45 in 3Q06. Basic weighted average ADS outstanding were 202,295,169 in 3Q07 and 196,206,466 in 3Q06. Reported net earnings per ADS, diluted, was US$0.12 in 3Q07 compared to net earnings per ADS of US$0.45 in 3Q06. Fully-diluted weighted average ADS outstanding were 202,319,917 in 3Q07 and 196,287,466 in 3Q06.

3Q07 earnings per share in BRGAAP was R$0.24 (US$0.13 per ADS). 3Q07 net income in BRGAAP was R$49.4mm (US$27.0mm), representing a net margin of 3.8% .

Based on GOL’s quarterly dividend policy for fiscal 2007, Management recommended a net payment to common and preferred shareholders of R$0.35 per share. The gross total payout approved for 3Q07 was R$76.5mm (R$70.8mm net of withholding tax – consisting of R$32.4mm paid as interest on shareholders’ equity and R$38.4mm paid in dividends – both paid on November 5, 2007, to shareholders of record on September 27, 2007) equivalent to approximately R$0.3500 per share and US$0.1826 per ADS.

- 9 / 23 -

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$217.0mm during 3Q07. Net cash provided by operating activities was R$75.4mm, mainly due to R$45.5mm in earnings from operations and an increase of R$54.6mm in accounts payable and other accrued liabilities, partially offset by an increase in inventories (R$71.8mm), accounts receivable (R$62.0mm) and a reduction in air traffic liability (R$27.2mm) .

Net cash used in investing activities was R$268.2mm, consisting primarily of R$209.3mm in acquisition of property and equipment (spare parts, aircraft equipment, IT) and R$144.1mm in deposits for aircraft leasing contracts and the international clearing house IATA (related to VRG’s international expansion).

Net cash used in financing activities during 3Q07 was R$24.2mm, mainly due to R$76.5mm in dividends paid, partially offset by an increase in short-term borrowings (R$48.9mm) .

Cash Flow Summary (R$ million)	3Q07	3Q06	% Change	2Q07	% Change
Net cash provided by (used in) operating activities	75.4	316.1	-76.2%	(25.8)	nm
Net cash used in investing activities[1]	(268.2)	(35.7)	651.3%	(188.5)	42.3%
Net cash provided by financing activities	(24.2)	70.5	nm	470.3	nm

Net increase in cash, cash equivalents & short term	(217.0)	350.9	nm	256.0	nm
investments

1. Excluding R$11.8mm in change in available-for-sale securities in 3Q07, R$314.5mm in 3Q06 and R$138.3mm in 2Q07 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on September 30, 2007, was R$1,542.2mm, a decrease of R$217.0mm over 2Q07. The Company’s total liquidity was R$2,362.6mm (cash, short-term investments and accounts receivable) at the end of 3Q07. The Company had R$698.3mm on deposits with lessors and had R$410.1mm deposited with Boeing as advances for aircraft acquisitions. On September 30, 2007, the Company had 5 revolving lines of credit allowing borrowings up to R$652.0mm; the amount utilized under these lines of credit was R$495.3mm.

Cash Position and Debt (R$ million)	9/30/2007	6/30/2007	% Change
Cash, cash equivalents & short-term investments	1,542.2	1,759.1	-12.3%
Short-term debt	495.3	382.7	29.4%
Long-term debt	1,669.6	1,444.7	15.6%

Net cash	(622.7)	(68.3)	811.7%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2007, the Company operated 81 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2019, and has 12 aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of September 30, 2007, the Company had 69 firm orders (net of 18 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of

- 10 / 23 -

US$5.0bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of September 30, 2007, GOL has made deposits in the amount of US$224.1mm related to these orders.

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of September 30, 2007:

Principal obligations (R$ thousands)							Beyond
	2008	2009	2010	2011	2012	2013	2013	Total
Long-term debt
obligations	-	147,604	36,601	36,601	34,236	7,705	481,309	744,056
Pre-delivery
deposits	184,608	266,875	281,043	275,537	120,397	-	-	1,128,460
Aircraft
purchase	1,848,574	1,415,390	2,377,374	1,759,443	1,676,919	-	-	9,077,700

Total	2,033,182	1,829,869	2,695,018	2,071,581	1,831,552	7,705	481,309	10,950,216

Expected fleet growth from 2007 to 2012 is as follows:

Fleet Plan	2007	2008	2009	2010	2011	2012
GTA: 141-seat B737-300	12	7	3	-	-	-
VRG: 141-seat B737-300	10	2	-	-	-	-
GTA: 144-seat B 737-700 NG	30	28	23	20	10	10
VRG: 132-seat B737-700 NG	-	6	6	7	8	9
GTA: 177-seat B737-800 NG	12	13	11	7	6	5
GTA: 187-seat B737-800 NG	22	29	45	61	74	82
VRG: 177-seat B737-800 NG	5	8	10	11	13	15
VRG: 187-seat B737-800 NG	2	4	4	4	4	4
VRG: 218-seat B767-300 ER	10	14	16	16	17	18

Total	103	111	118	126	132	143

- 11 / 23 -

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter are presented below:

Returns	LTM 3Q07	LTM 3Q06	% Change	LTM 2Q07	% Change
(US GAAP)
Net Revenues / Aircraft (US$000)	30,097	33,759	-10.8%	32,891	-8.5%
Operating Profit / Aircraft (US$000)	1,263	7,572	-83.3%	3,111	-59.4%
Net Revenues / ASK (US$ cents)	7.9	9.1	-13.2%	8.0	-1.3%
Operating Profit / ASK (US$ cents)	0.3	1.9	-84.2%	0.7	-57.1%
ROE (1)	8.9%	21.8%	-12.9 pp	14.5%	-5.6 pp
ROA (2)	3.3%	8.8%	-5.5 pp	5.9%	-2.6 pp
LTM Net Dividend Yield (3)	2.8%	1.0%	+1.8 pp	1.9%	+0.9 pp

(1)	Net Income / Net Equity
(2)	Net Income / Total Assets
(3)	LTM Dividend / Share Price at period end

OUTLOOK

GOL continues to invest in its successful low-cost business model. We continue to evaluate opportunities to expand our operations by adding new flights in Brazil, as well as expanding into other high-traffic centers internationally. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from the cost savings associated with our Aircraft Maintenance Center, and improve upon our cost-efficient distribution channels. Through the VARIG brand name, VRG is providing an attractive service offering to business travelers in the domestic market and offer new services to high-traffic international destinations in South America, North America and Europe.

The air passenger transportation market in Brazil remains largely under-penetrated, and increasing available seats at low fares is important for the continued development of the sector and the economy. The scheduled net addition of two aircraft to the GTA fleet and seven to the VRG fleet in the fourth quarter of 2007 will permit an 80% increase in available seat capacity over GOL’s reported capacity in 4Q06.

For the fourth quarter of 2007, we expect consolidated load factors in the range of 64 to 66% (a 3 to 5 point increase versus 3Q07) with consolidated passenger yields in the range of R$22-24 cents (an increase of approximately 6% versus 3Q07). For the fourth quarter, we expect consolidated non-fuel CASK to be in the range of R$8.4 cents. We expect that the incorporation of larger, more fuel-efficient aircraft will reduce our fuel costs per ASK by approximately 1% in 4Q07 in year-over-year comparison.

- 12 / 23 -

We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

In the full-year 2007, we plan to increase revenues nearly 40% while reducing unit costs by more than 10%. We expect to stimulate air travel demand in the middle and lower income segments through our innovative payment mechanisms. Financial guidance for 2007 is based on planned capacity expansion and the expected high demand for our passenger transportation services both domestically and internationally, driven by strong Brazilian economic fundamentals and demand-stimulating fares. We plan to finish the year with 103 aircraft in the combined GTA and VRG fleets. Our planned ASK increase of approximately 76% will allow us to adequately serve expected passenger demand and add new routes and markets in Brazil, South America, Europe and North America in 2007 and 2008. Average load factors for the year are expected to be in the 64 to 66% range. Passenger yields are expected to decrease approximately 13% in the full-year 2007, primarily due to an increase in stage length; RASK in the full-year comparison is expected to decrease approximately 21%.

Our projections are for a 2007 full-year EPS in the range of R$1.40 to R$1.80, reflecting the impact of lower loads and yields. Full-year non-fuel CASK is expected to be in the R$8.4 cent range, a reduction of 10% versus 2006. Fuel costs per ASK are expected to decrease over 10% in the year due to larger, more fuel-efficient aircraft and lower fuel prices. Full-year operating margins are expected to be in the 5 to 8% range. We plan to continue to popularize air travel through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

The Company has reviewed its full-year guidance to account for expected 4Q07 results. GOL’s old and new guidance for full-year 2007 can be found in the table below:

2007 Financial Outlook (US GAAP, Consolidated)	Previous	Updated
ASK Growth	+/- 75%	+/- 76%
Average Load Factor	+/- 64 - 66%	+/- 64 - 66%
Net Revenues (billion)	+/- R$5.2 - R$5.4	+/- R$5.2 - R$5.3
CASK ex-fuel (R$ cents)	+/- 8.3	+/- 8.4
Operating Margin	+/- 7 - 11%	+/- 5 - 8%
Earnings per Share	R$1.60 - R$2.10	R$1.40 - R$1.80

- 13 / 23 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 23 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 22 daily flights to seven international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:comcorp@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
D. Barbará and A. Michelacci	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0349 / 0341	Ph: +1 (212) 704-4448 / 704-8196
E-mail: daniela.barbara@mvl.com.br;	E-mail: gabriela.juncadella@edelman.com
alexandre.michelacci@mvl.com.br	meaghan.smith@edelman.com

- 15 / 23 -

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 16 / 23 -

Consolidated Operating Data
US GAAP - Unaudited
	3Q07	3Q06	% Change

Revenue Passengers (000)	5,543	4,791	15.7%
GTA	4,951	4,791	3.3%
VRG (1)	592	-	-
Revenue Passengers Kilometers (RPK) (mm)	5,470	4,107	33.2%
GTA	4,598	4,107	12.0%
VRG (1)	872	-	-
Available Seat Kilometers (ASK) (mm)	8,941	5,210	71.6%
GTA	7,266	5,210	39.5%
VRG (1)	1,675	-	-
Load factor	61.2%	78.8%	-17.6 pp
GTA	63.3%	78.8%	-15.5 pp
VRG (1)	52.1%	-	-
Break-even load factor	59.8%	61.8%	-2.0 pp
Aircraft utilization (block hours per day)	13.4	14.3	-6.3%
GTA	13.8	14.3	-3.5%
VRG (1)	11.5	-	-
Average fare	R$ 220.28	R$ 217.94	1.1%
Yield per passenger kilometer (cents)	21.73	24.60	-11.7%
Passenger revenue per available set kilometer (cents)	13.30	19.39	-31.4%
Operating revenue per available seat kilometer (RASK) (cents)	14.58	20.79	-29.9%
Operating cost per available seat kilometer (CASK) (cents)	14.23	16.31	-12.8%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.69	9.44	-7.9%
Number of Departures	61,160	42,514	43.9%
Average stage length (km)	974	821	18.6%
Average number of operating aircraft during period	91.0	51.3	77.4%
GTA	71.9	51.3	40.2%
VRG (1)	19.1	-	-
Fuel consumption (mm liters)	305.6	186.6	63.8%
Full-time equivalent employees at period end	14,436	8,045	79.4%
GTA	11,914	8,045	48.1%
VRG (1)	2,522	-	-
% of GTA Sales through website during period	78.6%	80.1%	-1.5 pp
% of GTA Sales through website and call center during period	88.3%	91.5%	-3.2 pp
Average Exchange Rate (2)	R$ 1.92	R$ 2.17	-11.5%
End of period Exchange Rate (2)	R$ 1.83	R$ 2.17	-15.7%
Inflation (IGP-M) (3)	2.6%	0.8%	+1.8 pp
Inflation (IPCA) (4)	0.9%	0.5%	+0.4 pp
WTI (avg. per barrel, US$) (5)	$75.24	$70.48	6.8%
Gulf Coast Jet Fuel Cost (average per liter, US$) (5)	$0.57	$0.54	5.6%

(1) VRG data since April 9, 2007		(4) Source: IBGE
(2) Source: Brazilian Central Bank		(5) Source: Bloomberg
(3)Source: Fundação Getulio Vargas

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Net operating revenues
Passenger	R$ 1,188,751	R$ 1,010,178	17.7%
Cargo and Other	114,793	72,793	57.7%

Total net operating revenues	1,303,544	1,082,971	20.4%

Operating expenses
Aircraft fuel	495,170	357,711	38.4%
Salaries, wages and benefits	200,188	111,709	79.2%
Aircraft rent	139,483	67,498	106.6%
Sales and marketing	99,101	126,041	-21.4%
Landing fees	73,601	50,181	46.7%
Aircraft and traffic servicing	80,553	45,129	78.5%
Maintenance materials and repairs	97,896	31,990	206.0%
Depreciation	23,125	16,716	38.3%
Other	63,670	42,933	48.3%

Total operating expenses	1,272,787	849,908	49.8%

Operating income (loss)	30,757	233,063	-86.8%

Other income (expense)
Interest expenses	(33,194)	(24,497)	35.5%
Capitalized interest	16,561	9,149	81.0%
Interest and investment income	62,041	42,578	45.7%
Other, net	(13,817)	(6,237)	121.5%

Total other income (expense)	31,591	20,993	50.5%

Income (loss) before income taxes	62,348	254,056	-75.5%
Income taxes (benefit)	(16,835)	(64,050)	-73.7%

Net income (loss)	45,513	190,006	-76.0%

Earnings (loss) per share, basic	$0.22	$0.97	-77.3%
Earnings (loss) per share, diluted	$0.22	$0.97	-77.3%

Earnings (loss) per ADS, basic - US Dollar	$0.12	$0.45	-73.3%
Earnings (loss) per ADS, diluted - US Dollar	$0.12	$0.45	-73.3%

Basic weighted average shares outstanding (000)	202,295	196,206	3.1%
Diluted weighted average shares outstanding (000)	202,320	196,287	3.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2007	June 30, 2007

ASSETS	6,619,020	6,211,836
Current Assets	2,896,348	3,093,012
Cash and cash equivalents	324,943	553,669
Short-term investments	1,217,235	1,205,474
Receivables, less allowance	820,438	763,027
Inventories	217,733	145,930
Recoverable taxes and deferred income tax	93,289	88,640
Prepaid expenses	85,394	91,997
Deposits with lessors	79,443	211,457
Other	57,873	32,818
Property and Equipment, net	1,665,218	1,263,686
Pre-delivery deposits	410,149	478,864
Flight equipment	1,315,383	837,279
Other	167,378	140,764
Accumulated depreciation	(227,692)	(193,221)
Other Assets	2,057,454	1,855,138
Deposits with lessors	618,855	433,294
Deferred income tax	65,292	26,938
Goodwill	255,811	255,811
Trade names	219,603	219,603
Routes	778,561	778,561
Other	119,332	140,931

LIABILITIES AND SHAREHOLDER'S EQUITY	6,619,020	6,211,836
Current Liabilities	1,682,636	1,447,571
Accounts payable	270,721	216,151
Salaries, wages and benefits	131,275	107,305
Sales tax and landing fees	133,943	128,678
Air traffic liability	341,661	368,837
Short-term borrowings	495,290	382,726
Dividends payable	78,972	76,568
Deferred gains on sale and leaseback transactions	-	7,171
Deferred revenue	55,958	54,801
Current portion of long-term debt	92,845	58,062
Other	81,971	47,272
Long Term Liabilities	2,459,614	2,251,045
Long-term debt	1,669,550	1,444,710
Deferred gains on sale and leaseback transactions	41,458	47,582
Deferred revenue	590,571	610,262
Other	158,035	148,491
Shareholder's Equity	2,476,770	2,513,220
Preferred shares (no par value)	1,207,780	1,207,780
Common shares (no par value)	41,500	41,500
Additional paid-in capital	36,592	36,227
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,147,317	1,178,321
Accumulated other comprehensive loss	4,004	9,815

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Cash flows from operating activities
Net income (loss)	45,513	190,006	-76.0%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	23,125	19,589	18.1%
Allowance for doubtful accounts receivable	4,600	4,168	10.4%
Deferred income taxes	(30,078)	7,220	nm
Capitalized interest	(16,561)	(9,647)	71.7%
Deferred revenue	(18,534)	-	nm
Changes in operating assets and liabilities
Receivables	(62,011)	(142,738)	-56.6%
Inventories	(71,803)	(25,359)	183.1%
Deposits with lessors	(1,457)	24,763	nm
Accounts payable and other accrued liabilities	54,570	99,945	-45.4%
Air traffic liability	(27,176)	81,743	nm
Dividends	32,746	92,771	-64.7%
Other, net	142,431	(26,373)	nm

Net cash provided by (used in) operating activities	75,365	316,088	-76.2%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(144,116)	(9,875)	1359.4%
Acquisition of property and equipment	(209,319)	(45,450)	360.5%
Pre-delivery deposits	85,276	19,580	335.5%
Changes in available-for-sale securities, net	(11,761)	(314,467)	-96.3%

Net cash used in investing activities	(279,920)	(350,212)	-20.1%
Cash flows from financing activities
Short term borrowings	48,852	10,322	373.3%
Proceeds from issuance of long-term debt	8,940	188,886	-95.3%
Paid subscribed capital	-	(1,977)	-100.0%
Dividends paid	(76,517)	(119,743)	-36.1%
Others, net	(5,446)	(6,961)	-21.8%

Net cash provided by financing activities	(24,171)	70,527	nm

Net increase in cash and cash equivalents	(228,726)	36,403	nm
Cash and cash equivalents at beginning of the period	553,669	233,994	136.6%
Cash and cash equivalents at end of the period	324,943	270,397	20.2%

Cash, cash equiv. and ST invest. at beg. of the period	1,759,143	1,255,324	40.1%
Cash, cash equiv. and ST invest. at end of the period	1,542,178	1,606,194	-4.0%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	43,212	24,497	76.4%
Income taxes paid	3,636	69,352	-94.8%
Non cash investing activities
Accrued capitilized interest	33,973	24,061	41.2%
Capital leases	538,841	-	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Net operating revenues
Passenger	R$ 1,187,890	R$ 1,010,178	17.6%
Cargo and Other	97,121	72,793	33.4%

Total net operating revenues	1,285,011	1,082,971	18.7%

Operating expenses
Aircraft fuel	495,170	357,711	38.4%
Salaries, wages and benefits	199,823	111,432	79.3%
Aircraft leasing	128,412	80,978	58.6%
Sales and marketing	98,968	126,041	-21.5%
Aircraft and traffic servicing	80,553	45,129	78.5%
Landing fees	73,601	50,181	46.7%
Maintenance materials and repairs	97,896	41,267	137.2%
Depreciation and amortization	24,651	16,473	49.6%
Other operating expenses	68,289	19,432	251.4%

Total operating expenses	1,267,363	848,644	49.3%

Operating income (loss)	17,648	234,327	-92.5%

Other expense
Interest income (expense), net	(21,107)	670	nm

Non-operating income	-	75,118	-100.0%

Income (loss) before income taxes	(3,459)	310,115	nm
Income tax and social contribution	14,780	(107,387)	nm

Net income (loss) before reversal of interest on
shareholder's equity	11,321	202,728	-94.4%

Reversal of interest on shareholder's equity	38,095	29,504	29.1%

Net income (loss)	49,416	232,232	-78.7%

Earnings (loss) per share	R$ 0.24	R$ 1.18	-79.7%
Earnings (loss) per ADS - US Dollar	$ 0.13	$ 0.54	-75.9%
Number of outstanding shares on the balance
sheet date (000)	202,295	196,206	3.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2007	June 30, 2007

ASSETS	5,402,019	5,253,347
Current Assets	2,904,343	3,003,803
Cash and cash equivalents	850,499	844,967
Short term investments	691,679	914,176
Accounts receivable	820,436	763,027
Inventories	217,733	145,930
Deferred taxes and carryforwards	90,236	67,190
Prepaid expenses	85,394	92,087
Credits with leasing companies	90,491	143,698
Other credits	57,875	32,728
Non-Current Assets	609,491	498,950
Deposits for aircraft leasing contracts	198,546	93,249
Credits with leasing companies	81,755	81,755
Deferred taxes and carryforwards	286,208	284,551
Judicial deposits and others	42,982	39,395
Permanent Assets	1,888,185	1,750,594
Investments	815,041	789,976
Pre-delivery deposits for flight equipment	410,149	420,092
Property, plant and equipment	625,033	506,612
Deferred	37,962	33,914
LIABILITIES AND SHAREHOLDERS' EQUITY	5,402,019	5,253,347
Current liabilities	1,625,760	1,431,999
Suppliers	270,721	216,192
Payroll and related charges	131,507	107,600
Taxes obligations	70,818	64,217
Landing fees and duties	63,125	64,659
Air traffic liability	341,661	368,837
Short-term borrowings	551,193	427,794
Dividends and interest on shareholder's equity	78,972	76,568
Smiles mileage program	68,564	63,436
Other liabilities	49,199	42,696
Non-current	1,258,062	1,270,262
Long-term borrowings	1,156,560	1,182,403
Provision for contingencies	38,948	35,813
Other liabilities	62,554	52,046
Shareholders' Equity	2,518,197	2,551,086
Capital stock	1,363,752	1,363,729
Capital reserves	89,556	89,556
Profit reserves	1,060,885	1,087,986
Total comprehensive income, net of taxes	4,004	9,815

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q07	3Q06	% Change

Cash flows from operating activities
Net income (loss)	49,416	232,232	-78.7%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	24,651	16,472	49.7%
Capitalized interest	6,280	(5,914)	nm
Provision for doubtful accounts receivable	4,600	3,207	43.4%
Deferred income taxes	29,008	20,766	39.7%
Changes in operating assets and liabilities
Receivables	(62,009)	(141,777)	-56.3%
Inventories	(71,803)	(25,359)	183.1%
Prepaid expenses, tax recoverable and other receivables	(65,244)	(139,636)	-53.3%
Credits with lessors	53,207	-	nm
Suppliers	54,529	73,114	-25.4%
Air traffic liability	(27,176)	81,743	nm
Smiles mileage program	5,128	-	nm
Taxes payable	6,601	(3,965)	nm
Payroll and related charges	23,907	13,007	83.8%
Provision for contingencies	3,135	2,109	48.6%
Dividend and Interest on shareholder's capital	2,404	5,078	-52.7%
Other liabilities	4,969	23,093	-78.5%

Net cash provided by (used in) operating activities	41,603	154,170	-73.0%
Cash flows from investing activities
Financial investments	222,497	(132,409)	nm
Investments	(25,065)	56	nm
Deposits in guarantee	(105,297)	7,630	nm
Deferred	(4,048)	(618)	555.0%
Pre-delivery deposits	9,943	65,414	-84.8%
Property, plant and equipment	(149,352)	(37,733)	295.8%

Net cash used in investing activities	(51,322)	(97,660)	-47.4%
Cash flows from financing activities
Short-term borrowings	97,556	201,245	-51.5%
Capital increase	23	473	-95.1%
Dividends paid	(76,517)	(32,050)	138.7%
Total comprehensive income, net of taxes	(5,811)	(7,715)	-24.7%

Net cash provided by financing activities	15,251	161,953	-90.6%
Net increase in cash and cash equivalents	5,532	218,463	-97.5%
Cash and cash equivalents at beginning of the period	844,967	448,315	88.5%
Cash and cash equivalents at end of the period	850,499	666,778	27.6%

Additional information:
Interests paid for the period	43,212	24,497	76.4%
Income tax and social contribution paid for the period	19,839	69,352	-71.4%
Transactions not affecting cash:
Goodwill reserve	-	13,624	-100.0%
Goodwill valued on shareholder’s deficit of VRG	25,065	-	nm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.